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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                      LIGAND PHARMACEUTICALS INCORPORATED
                                (NAME OF ISSUER)

                      LIGAND PHARMACEUTICALS INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

         WARRANTS TO PURCHASE COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            WARRANTS -- 53220K 11 6
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                               DAVID E. ROBINSON

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      LIGAND PHARMACEUTICALS INCORPORATED
                           10275 SCIENCE CENTER DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-7500
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               NOVEMBER 19, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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          TRANSACTION VALUATION(1)                                      AMOUNT OF FILING FEE
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                 $12,267,517                                                          $2,454
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

(1) Pursuant to Rule 0-11(b)(2), the filing fee has been determined based on the average of high and low prices of the Warrants reported on The Nasdaq National Market on November 17, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: ________ Filing Party: ________

Form or registration no.: ________ Dated filed: ________

     Instruction. Ten Copies of this statement, including all exhibits, shall be filed with the Securities and Exchange Commission.

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                                EXPLANATORY NOTE

     Copies of the Offer to Exchange (as amended or supplemented from time to time, the "Offer to Exchange"), pursuant to which Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), is offering to exchange (the "Exchange Offer") certain of its outstanding warrants to purchase shares of its common stock, par value $0.001 per share (the "Shares"), and the Letter of Transmittal have been filed by the Company as Exhibits to this Issuer Tender Offer Statement (this "Statement"). The Exchange Offer (as defined below) relates to the warrants (the "Warrants" or "ALRT Warrants") originally issued in the public offering with Allergan Ligand Retinoid Therapeutics, Inc. with an exercise price of $7.12 per share. Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the information contained in the Offer to Exchange under the indicated caption.

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is Ligand Pharmaceuticals Incorporated. Its principal executive office is located at 10275 Science Center Drive, San Diego, California 92121.

     (b) As of November 12, 1999, Warrants to purchase 3,601,420 Shares were issued and outstanding. The Company is offering to exchange for each outstanding Warrant, together with payment of $7.12 in cash per Share for which such Warrant is exercisable, the number of newly issued Shares issuable under such Warrant plus a cash amount of $1.12, net, without interest, per Share. Directors and officers of the Company may elect to exchange their Warrants pursuant to the Exchange Offer.

     The following directors and officers of the Company own Warrants. No other "affiliates" of the Company own Warrants.

                                                              NUMBER OF SHARES
                                                               ISSUABLE UPON
                                                                EXERCISE OF
                            NAME                                  WARRANTS
                            ----                              ----------------
Alexander Cross.............................................        1,492
Irving S. Johnson...........................................           20
David E. Robinson...........................................       20,134
George M. Gill(1)...........................................          550
Howard T. Holden............................................          162
Paul V. Maier(2)............................................       19,056
James R. Mirto..............................................          104
Andres Negro-Vilar..........................................       10,000
William L. Respess..........................................       31,186

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(1) Includes 392 shares issuable upon the exercise of Warrants held as community property with spouse and 32 shares issuable upon the exercise of Warrants held by spouse.

(2) Includes 306 shares issuable upon the exercise of Warrants held as tenants in common with spouse and 7,100 shares issuable upon the exercise of Warrants held by spouse.

     See the Cover Page of the Offer to Exchange, "Description of the Capital Stock and the Warrants" and "The Exchange Offer -- Price Range of the Warrants and the Shares; Dividends" for additional information concerning the Warrants.

     (c) See "The Exchange Offer -- Price Range of the Warrants and the Shares; Dividends."

     (d) Not Applicable.

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ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The consideration offered by the Company in exchange for the Warrants, together with payment of $7.12 in cash per Share for which such Warrants are exercisable, consists of cash and authorized Shares. Payments of cash, assuming all holders of Warrants elect to exchange, will equal approximately $4,033,590. The Company will pay such amount from cash payments received in connection with the Exchange Offer. See "The Exchange Offer -- Background Relating to the Warrants and the Exchange Offer."

     (b) Not Applicable.

ITEM 3. PURPOSES OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     See "The Exchange Offer -- Background Relating to the Warrants and the Exchange Offer" and "Information Concerning the Company."

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor, to the knowledge of the Company, any of the executive officers, directors or affiliates of the Company or any associate of any of the foregoing, has engaged in any transactions involving the Warrants during the 40 business days prior to the date hereof, with the exception that holders of Warrants to purchase approximately 45 Shares have exercised such Warrants during such period. See "The Exchange Offer -- Price Range of the Warrants and the Shares; Dividends" and "The Exchange Offer -- Background Relating to the Warrants and the Exchange Offer."

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Neither the Company nor, to the best knowledge of the Company, any of its executive officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Exchange Offer with respect to securities of the Company which would require disclosure under applicable rules and regulations of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No person or class of persons has been employed, retained or is to be compensated by the Company to make solicitations or recommendations in connection with the Exchange Offer. The Company is in the process of retaining ChaseMellon Consulting Services, L.L.C. to act as information agent (the "Information Agent") and ChaseMellon Shareholder Services, L.L.C. to act as the exchange agent (the "Exchange Agent") in connection with the Exchange Offer. The Information Agent may contact holders of Warrants by mail, telephone, facsimile transmission, electronic mail and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Exchange Offer to beneficial owners. The Information Agent and the Exchange Agent will each receive reasonable and customary compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with their services. Neither the Information Agent nor the Exchange Agent has been retained to make solicitations or recommendations in their respective roles as Information Agent and Exchange Agent.

ITEM 7. FINANCIAL INFORMATION.

     See "The Information Concerning the Company -- Financial Information."

ITEM 8. ADDITIONAL INFORMATION.

     (a) See "The Exchange Offer -- Background to Relating to the Warrants and the Exchange Offer" and "Description of the Capital Stock and the Warrants."

     (b) None.

     (c) Not Applicable.
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     (d) None.

     (e) See the Offer to Exchange.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
(a)(1)        Offer to Exchange
(a)(2)        Letter of Transmittal
(a)(3)        Notice of Guaranteed Delivery
(a)(4)        Letter from Broker Dealer or other Nominee to Beneficial
              Owner of Warrants and the related Letter of Instruction.
(a)(5)        Letter to holders of Warrants from the President and Chief
              Executive Officer of the Company with respect to the
              Exchange Offer.
(b)           Not applicable.
(c)           Not applicable.
(d)           Not applicable.
(e)           Not applicable.
(f)           Not applicable.

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                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Date: November 19, 1999                            /s/ PAUL V. MAIER
                                          --------------------------------------
                                                      Paul V. Maier
                                                  Senior Vice President,
                                                 Chief Financial Officer

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